SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities and Exchange Act of 1934

Sharper Image Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

820013100

(CUSIP Number)

David Meyer c/o Knightspoint Partners LLC 787 Seventh Avenue, 9th Floor New York, New York 10019 (212) 786-6050	with a copy to: Stanley H. Meadows, P.C. McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 9, 2006

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")

or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 820013100	Page 3 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners II, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 57,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 57,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 57,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                PN

SCHEDULE 13D

CUSIP No. 820013100	Page 4 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Capital Management II LLC

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  N/A

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 57,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 57,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 57,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                OO

SCHEDULE 13D

CUSIP No. 820013100	Page 5 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners LLC 81-0604786

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  N/A

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 57,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 57,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 57,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                OO

SCHEDULE 13D

CUSIP No. 820013100	Page 6 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Michael Koeneke

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 57,000
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 57,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 57,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 7 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

David Meyer

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 57,000
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 57,0000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 57,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 8 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Starboard Value and Opportunity Master Fund Ltd.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,538,890
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,538,890
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,538,890

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                10.3%

(14)	Type of Reporting Person (See Instructions)

                CO

SCHEDULE 13D

CUSIP No. 820013100	Page 9 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Ramius Capital Group, L.L.C.      13-3937658

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,832,012
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,832,012
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                IA, OO

SCHEDULE 13D

CUSIP No. 820013100	Page 10 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

C4S & Co., L.L.C.               13-3946794

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,832,012
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,832,012
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                OO

SCHEDULE 13D

CUSIP No. 820013100	Page 11 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Parche, LLC 20-0870632

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 293,122
(8) Shared Voting Power 0
(9) Sole Dispositive Power 293,122
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 293,122

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                2.0%

(14)	Type of Reporting Person (See Instructions)

                OO

SCHEDULE 13D

CUSIP No. 820013100	Page 12 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Admiral Advisors, LLC                  37-1484525

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,823,012
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,832,012
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                OO

SCHEDULE 13D

CUSIP No. 820013100	Page 13 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Peter A. Cohen

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,832,012
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,832,012

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 14 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Jeffrey M. Solomon.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,832,012
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,832,012

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 15 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Morgan B. Stark

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,832,012
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,832,012

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 16 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Thomas W. Strauss

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,832,012
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,832,012

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,832,012

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                12.3%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 17 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

David R. Glew

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  N/A

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 0
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                NA

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 18 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Michael Glazer

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 3,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 3,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 19 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Jerry W. Levin

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 20,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 20,000
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 20,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 20 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Peter M. Weil

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  N/A

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 0
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                Less than 1%

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 21 of 29

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Andrea Weiss

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

                  N/A

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

                  USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 0
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

                 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

                NA

(14)	Type of Reporting Person (See Instructions)

                IN

SCHEDULE 13D

CUSIP No. 820013100	Page 22 of 29

ITEM 1.        SECURITY AND ISSUER.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on March 9, 2006(“Schedule 13D”) by the Knightspoint Group and certain other persons related to the common stock of Sharper Image Corporation (the “Company”). Unless otherwise indicated, all capitalized terms in this Amendment No. 1 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 1 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, the Knightspoint Group withdrew its nominations of Michael Glazer, David Glew, Michael S. Koeneke, Jerry W. Levin, David M. Meyer, Peter M. Weil and Andrea Weiss for election at the Company’s 2006 Annual Meeting (the “2006 Annual Meeting”). Pursuant to the Settlement Agreement, the Company agreed to nominate Michael S. Koeneke, Jerry W. Levin and David M. Meyer to serve as directors at the 2006 annual meeting of stockholders.

Each of Michael Glazer, David Glew, Peter M. Weil and Andrea Weiss is no longer member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Company to the extent required by applicable law.

Under the Settlement Agreement, each membrer of the Knightspoint Group and each of the Thalheimer Entities (as defined below) agreed that it shall cause all shares of Common Stock beneficially owned by it, and its affiliates or associates, to be voted in favor of Morton David, William R. Fields, Howard Gross, George James, Michael Koeneke, Jerry W. Levin, Howard Liebman, David Meyer and Richard J. Thalheimer in the election of directors of the Company at the 2006 Annual Meeting. As a result of this obligation to vote, the Knightspoint Group may be deemed to be a group, as such term is defined in Rule 13d-5(b)(1) of the rules promulgated under the Securities Act of 1933, as amended, with the Thalheimer Entities. The Knightspoint Group does not affirm its membership in such a group and disclaims any beneficial ownership of Common Stock held by the Thalheimer Entities. If any group was deemed to have formed due to this obligation to vote shares at the 2006 Annual Meeting, then such group would also be deemed to dissolve immediately after such vote occurs.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 9, 2006, the Company, the members of the Knightspoint Group (the “Knightspoint Group Members”) and Richard J. Thalheimer, individually and as trustee of each of the Richard J. Thalheimer Revocable Trust, the Richard J. Thalheimer 1997 Annuity Trust, the Thalheimer Grantor Annuity Trust of 1997, and the Richard J. Thalheimer 2005 Annuity Trust, and John Comyns, as trustee of each of the Richard Thalheimer Children’s Trust of 1989, the Richard and Elyse Thalheimer Irrevocable Trust of 1995, and the Richard J. Thalheimer Irrevocable Trust of 1999 (collectively, the “Thalheimer Entities”), entered into a Settlement Agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference. The description of the Settlement Agreement set forth herein is qualified in its entirety by the text of the Settlement Agreement attached hereto as Exhibit 99.7.

Pursuant to the Settlement Agreement, the Knightspoint Group Members agreed to terminate, effective immediately, any efforts to cause any nominees to be elected to the Board of Directors through a proxy solicitation or a consent solicitation made pursuant to the letter to the Company from Knightspoint Partner II, L.P. on March 6, 2006.

SCHEDULE 13D

CUSIP No. 820013100	Page 23 of 29

Under the Settlement Agreement, the Company agreed to cause its 2006 annual meeting of stockholders to occur no later than July 6, 2006 and to nominate the following individuals to the Board of Directors of the Company: Morton David, William R. Fields, Howard Gross, George James, Michael Koeneke, Jerry W. Levin, Howard Liebman, David Meyer and Richard J. Thalheimer. The Company agreed to solicit votes for each of these nominees’ election in the same manner and cause its Board of Directors to recommend that the Company’s stockholders vote for these nominees as directors of the Company at the 2006 Annual Meeting. The Company agreed to use commercially reasonable efforts to solicit proxies in favor of the election of these nominees at the 2006 Annual Meeting. The Company also agreed not to submit any matters to a stockholder vote at the 2006 Annual Meeting other than: (i) the election of the above-referenced nominees to the Board, and (ii) the ratification of the appointment of the Company’s outside auditor.

Under the Settlement Agreement, the Company agreed to take such action necessary so that effective as of the election of Directors at the 2006 Annual Meeting, the size of the Board shall be fixed at nine members. The Settlement Agreement also provides that if any of William R. Fields, Howard Gross and Howard Liebman (collectively, the “Independent Nominees”) cannot serve as a Director on the date of the 2006 Annual Meeting but can serve at a later date prior to the Company’s 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”), a director seat shall remain vacant and such nominee shall be appointed to the Board when he is able to serve. If any of Jerry W. Levin, Michael Koeneke and David Meyer (collectively, the “Knightspoint Nominees”) is unable or elects not to continue to serve as a Director once elected after the 2006 Annual Meeting, then the Knightspoint Group Members shall be entitled to select a replacement Director. If any Thalheimer Nominee is unable or elects not to continue to serve as a Director once elected at the 2006 Annual Meeting, then the Thalheimer Entities shall be entitled to select a replacement Director. If any Independent Director is unable or elects not to continue to serve as a Director once elected at the 2006 Annual Meeting, then the Company shall select a replacement Director, and each of the Knightspoint Group Members and the Thalheimer Entities shall cause its Directors to elect such replacement Director.

The Company shall not be required to nominate any Knightspoint Nominees unless at all times after the date hereof and prior to the 2006 Annual Meeting the Knightspoint Group Members owns at least an aggregate of 1,750,000 shares of Common Stock, adjusted proportionally in all cases to reflect any stock dividend or distribution, stock split, reverse stock split, combination, recapitalization or similar transaction affecting the outstanding shares of Common Stock after May 9, 2006 (the “Minimum Condition”). Prior to the 2006 Annual Meeting, the Knightspoint Group Members shall notify the Company promptly (and in any event within one business day) if, at any time, the Knightspoint Group Members shall fail to satisfy the Minimum Condition (as defined below). After the 2006 Annual Meeting but prior to the expiration of the Standstill Period applicable to the Knightspoint Group Members, the Knightspoint Group Members agreed to notify the Company promptly if, at any time, the Knightspoint Group Members shall fail to satisfy the Minimum Three-

SCHEDULE 13D

CUSIP No. 820013100	Page 24 of 29

Seat Threshold, the Minimum Two-Seat Threshold or the Minimum One-Seat Threshold (each as defined below).

If, at any time after the Knightspoint Nominees are elected to the Board but prior to the expiration of the Standstill Period (as defined below), (a) the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold but shall satisfy the Minimum Two-Seat Threshold, the Knightspoint Group Members shall cause one Knightspoint Nominee selected by the Knightspoint Group Members to resign immediately; (b) the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold and the Minimum Two-Seat Threshold but shall satisfy the Minimum One-Seat Threshold, the Knightspoint Group Members shall select one Knightspoint Nominee to remain on the Board and shall cause all other Knightspoint Nominees on the Board to resign immediately; or (c) the Knightspoint Group Members shall fail to satisfy the Minimum Three-Seat Threshold, the Minimum Two-Seat Threshold and the Minimum One-Seat Threshold, the Knightspoint Group Members shall cause all Knightspoint Nominees on the Board to resign immediately.

Each of the Knightspoint Group Members and the Thalheimer Entities agreed in the Settlement Agreement that, during the Standstill Period applicable to such party, neither it nor any of its affiliates or associates shall, unless otherwise approved by at least 662/3% of the members of the Board of Directors of the Company, directly or indirectly:

(a)          in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other Knightspoint Group Members or one or more affiliates of a Knightspoint Group Member, Thalheimer Entities or one or more affiliates of a Thalheimer Entity or pursuant to the Settlement Agreement;

(b)          Solicit proxies or written consents of stockholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” to vote any shares of Common Stock with respect to any matter in opposition to any recommendation of the Board, or become a “participant” in any contested solicitation for the election of Directors with respect to the Company (as such terms are defined or used under the Exchange Act);

(c)          Solicit, seek to effect, or negotiate with any Person with respect to, or propose to enter into or otherwise make any public announcement or proposal whatsoever with respect to (i) a merger, consolidation, business combination, share exchange, restructuring, recapitalization or acquisition or other extraordinary transaction involving the Company or any similar transaction involving a material portion of the assets of the Company, (ii) the sale, lease, exchange, pledge, mortgage or transfer (including through any arrangement having substantially the same economic effect as a sale of assets) of all or a material portion of the assets of the Company and its

SCHEDULE 13D

CUSIP No. 820013100	Page 25 of 29

subsidiaries, taken as a whole, (iii) the purchase of 25% or more of the outstanding equity securities of the Company, whether by tender offer, exchange offer or otherwise, (iv) the liquidation or dissolution of the Company, or (v) the issuance by the Company of any equity securities as consideration for the assets or securities of another Person; or

(d)          Except in its capacity as a Director of the Company, submit any stockholder proposal, or any notice of nomination or other business under the Company’s Bylaws, or nominate or oppose Directors for election.

The Settlement Agreement provides that the above provisions do not prohibit any of the Knightspoint Nominees, Thalheimer Nominees or other Company Nominees from (i) engaging in lawful acts in his or her capacity as a Director that such Director believes is reasonably necessary in connection with such Director’s exercise of his or her fiduciary duties as a Director or (ii) making any public statements regarding a transaction of the type described the Settlement Agreement, The Standstill Period runs from the date of the Settlement Agreement through the 30th day before the director nomination deadline applicable to stockholders for the 2007 Annual Meeting pursuant to the Company’s Bylaws (ending not later than March 31, 2007), unless, in the case of the Thalheimer Entities, earlier terminated as provided in the Settlement Agreement.

In the Settlement Agreement, Richard Thalheimer also agreed that the terms of the Settlement Agreement do not change Richard J. Thalheimer’s position as Chairman of the Board of Directors and Chief Executive Officer of the Company, subject to the terms of his Employment Agreement (as defined below). Richard J. Thalheimer also acknowledged that the Settlement Agreement amended his Employment Agreement dated October 21, 2002 with the Company (the “Employment Agreement”) so that the changes to the Board of Directors and the other actions contemplated by the Settlement Agreement do not constitute a “Change In Control” or a “Good Reason” pursuant to the Employment Agreement and that the Employment Agreement shall otherwise continue in full force and effect. However, if during the Standstill Period, Richard J. Thalheimer is terminated by the Company without “Cause” or if “Good Reason” has occurred (as such terms are defined in the Employment Agreement), the Standstill Period with respect to the Thalheimer Entities shall terminate and neither Richard J. Thalheimer nor any Thalheimer Entity shall have any further obligation under the Settlement Agreement.

Under the Settlement Agreement, the Company agreed to reimburse the Knightspoint Group Members for up to $78,125 of out-of-pocket fees and expenses incurred in connection with the proxy solicitation and the negotiation and execution of the Settlement Agreement and all related activities and matters.

Definitions:

“Minimum One-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of at least an aggregate number of shares of Common Stock of the Company representing at least 25% but less than 50% of the Minimum Condition.

SCHEDULE 13D

CUSIP No. 820013100	Page 26 of 29

“Minimum Two-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of at least an aggregate number of shares of Common Stock representing at least 50% but less than 75% of the Minimum Condition.

“Minimum Three-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of at least an aggregate number of shares of Common Stock representing at least 75% of the Minimum Condition.

“No-Seat Threshold” shall mean beneficial ownership by the Knightspoint Group Members of an aggregate number of shares of Common Stock representing less than 25% of the Minimum Condition.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

The Knightspoint Group collectively beneficially owns 1,909,012 shares of Common Stock or 12.8% of the outstanding Common Stock of the Company. Based upon information filed with the SEC, the Thalheimer Entities collectively beneficially owns 3,300,958 shares of Common Stock or 22.1% of the outstanding Common Stock of the Company. The Knightspoint Group and the Thalheimer Entites beneficially own collectively in the aggregate 5,209,970 shares of Common Stock or 34.8% of the outstanding Common Stock of the Company.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On May 9, 2006, the Company, the Thalheimer Entities and the Knightspoint Group entered into a Settlement Agreement, which is described in Item 4.

In connection with the Settlement Agreement, the Knightspoint Group has agreed to pay each of Michael Glazer, David R. Glew, Peter M. Weil and Andrea Weiss, $10,000 for their services as nominees pursuant to the Notice.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

*99.1     Power of Attorney executed by David Meyer, Michael Koeneke, authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*99.2     Power of Attorney executed by Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

*99.3     Joint Filing Agreement, dated March 6, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

*99.4     Letter from Knightspoint Partners II, L.P. to the Company, dated March 6, 2006, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

*99.5     Indemnification Agreement dated February 24, 2006 by and among Mr. Levin and Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

SCHEDULE 13D

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*99.6     Form of Indemnification Agreement entered into by each of the Director Nominees (other than Mr. Levin) with Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

99.7       Settlement Agreement among Sharper Image Corporation, a Delaware corporation (the “Company”), and Richard J. Thalheimer, individually and as trustee of each of the Richard J. Thalheimer Revocable Trust, the Richard J. Thalheimer 1997 Annuity Trust, the Thalheimer Grantor Annuity Trust of 1997, and the Richard J. Thalheimer 2005 Annuity Trust, and John Comyns, as trustee of each of the Richard Thalheimer Children’s Trust of 1989, the Richard and Elyse Thalheimer Irrevocable Trust of 1995, and the Richard J. Thalheimer Irrevocable Trust of 1999 (collectively, the “Thalheimer Entities”), and the members of the Knightspoint Group, dated May 9, 2006.

99.8.      Press release issued by Sharper Image Corporation., dated May 9, 2006.

*Previously filed with the original Schedule 13D.

SCHEDULE 13D

CUSIP No. 820013100	Page 28 of 29

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2006	KNIGHTSPOINT PARTNERS II, L.P.
By: Knightspoint Capital Management II LLC Its: General Partner
By: Knightspoint Partners LLC Its: Member
	By:	/s/ David Meyer Name: David Meyer Title: Managing Member
KNIGHTSPOINT CAPITAL MANAGEMENT II LLC
By: Knightspoint Partners LLC Its: Member
	By:	/s/ David Meyer Name: David Meyer Title: Managing Member
KNIGHTSPOINT PARTNERS LLC
	By:	/s/ David Meyer Name: David Meyer Title: Managing Member

/s/ David Meyer Name: David Meyer Title: Individually and as attorney-in-fact for each of Michael Glazer, David Glew, Michael Koeneke, Jerry W. Levin, Peter Weil and Andrea Weiss
PARCHE, LLC
By: Admiral Advisors, LLC, its managing member
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

SCHEDULE 13D

CUSIP No. 820013100	Page 29 of 29

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, L.L.C., its sole member
RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C., its Managing Member
C4S & CO., L.L.C.
By:/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon Title: Authorized Signatory
By:/s/ Jeffrey M. Solomon Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as Exhibit 1 and Exhibit 2 to this Schedule 13D